Exhibit 99.7

Engine Gaming & Media Announces Exploration of Strategic Alternatives

NEW YORK, NY / ACCESSWIRE / October 6, 2022 / Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSX-V:GAME), a data-driven, gaming, media and influencer marketing platform company, today announced that it has commenced a process to explore and evaluate strategic options to enhance and preserve shareholder value.

“Maximizing shareholder value has always been our first priority,” stated, Lou Schwartz, Engine’s Chief Executive Officer, “and to that end, throughout 2022, Engine has been aggressively cutting costs and focusing its business lines and initiatives with the goal of accelerating our timeline to achieving profitability. In support of, and in parallel to this objective, we believe the commencement of our strategic process will be helpful in connecting with third parties who could be synergistic with our existing businesses or in providing new opportunities for the Company and its shareholders.”

Tom Rogers, Executive Chairman of the Company, added, “As I have indicated on our last couple of earnings calls, with a large number of small cap companies with distressed stock price situations similar to our own, we feel this is an environment full of opportunity for discussions with various parties to assess how mutual ambitions to create greater scale in a tough economy can be better realized.”

Potential strategic options to be explored or evaluated as part of this process may include, but are not limited to, merger, reverse merger, acquisition, other business combination, sale of assets, partnerships, joint ventures, licensing, or other strategic transactions involving Engine. The Company has not set a timetable for completion of this process and does not expect to disclose developments with respect to this process unless and until the evaluation of strategic alternatives has been completed or the Company’s Board of Directors has concluded disclosure is appropriate or legally required.

Engine has engaged KPMG Corporate Finance, Inc. and Haywood Securities, Inc. as the Company’s exclusive financial advisors to assist in this process.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The Company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Shannon Devine
MZ North America
Main: 203-741-8811
GAME@mzgroup.us